Exhibit (e)(2)(C)(ii)

AMENDMENT TO AMENDED AND RESTATED EMPLOYMENT AGREEMENT

This Amendment to Amended and Restated Employment Agreement (the “Amendment”) is entered into as of December 19, 2008 (the “Effective Date”), by and between Indevus Pharmaceuticals, Inc. (the “Company”) and Michael W. Rogers (“Executive”).

WHEREAS, the Executive and the Company previously entered into an Amended and Restated Employment Agreement effective as of October 1, 2008 (the “Agreement”).

WHEREAS, Executive and the Company desire to make certain amendments to the Agreement to ensure its compliance with Section 409A of the Internal Revenue Code and regulations and other guidance promulgated thereunder or issued in connection therewith, all subject to the terms and conditions set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Defined Terms. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Agreement.

2. Section 6. Section 6 of the Agreement are hereby deleted in its entirety and replaced with the following in its stead:

“6. TERMINATION

(a) The term of this Agreement shall continue for the period set forth in Section 2 hereof unless sooner terminated upon the first to occur of the following events (the “Termination Date”):

(i)	The death or disability of the Executive;

(ii)	Termination by the Board of Directors of the Corporation for “just cause”. Any of the following actions by the Executive shall constitute “just cause”:

(A)	Material breach by the Executive of Section 4 or Section 5 of this Agreement;

(B)	Material breach by the Executive of any provision of this Agreement other than Section 4 or Section 5 or the willful or reckless failure by the Executive to perform his duties hereunder which breach or failure is not cured by the Executive within fifteen (15) days of notice thereof from the Corporation; or

(C)	The commission by the Executive of any act or fraud or theft against the Corporation or any Subsidiary, or the conviction of the Executive of any criminal act.

(iii)	Termination by the Executive for “just cause”. Any of the following actions or omissions by the Corporation shall constitute “just cause”:

(A)	Material breach by the Corporation of any provision of this Agreement which is not cured by the Corporation within fifteen (15) days of notice thereof from the Executive;

(B)	Any action by the Corporation to intentionally harm the Executive; or

(C)	A Change in Control of the Corporation (as defined below).

(iv)	Termination by the Board of Directors of the Corporation without “just cause”.

(v)	Termination by the Executive for any reason other than “just cause”.

(b) Upon termination pursuant to subparagraphs (i), (ii) or (v) of paragraph (a) above, the Executive (or his estate in the event of termination pursuant to subparagraph (i)), shall be entitled to receive the Base Salary, bonuses and reimbursement of business expenses accrued but unpaid as of the date of termination. Any unpaid, accrued salary, bonuses and expense reimbursements shall be paid within thirty (30) days of the date of termination and no later than the March 15th after the calendar year of the termination of employment of the Executive under subparagraph (i), (ii) or (v) of paragraph 6(a).

(c) Upon termination pursuant to subparagraph (a)(iii)(A) or (B) above, the Executive shall be entitled to receive an amount equal to twelve (12) months of Base Salary plus a bonus incentive equal to target bonus set forth in the Executive’s bonus plan in effect as of the Termination Date as if such targets had been achieved. Subject to section 6(j) hereof, such Base Salary shall be paid in one lump sum within thirty (30) days following such termination. Subject to section 6(j) hereof, such bonus incentive amount shall be paid in one lump sum within thirty (30) days following such termination. Notwithstanding anything herein to the contrary, the Executive may irrevocably elect to change the lump sum form of payment of the Base Salary or bonus incentive amount to a installment form of payment (to be paid in twenty-four (24) substantially equal monthly installments beginning thirty (30) days after the termination, provided that any installments designated hereunder are treated as a series of separate payments), provided that: (1) such election does not take effect until at least twelve (12) months after the date on which it is made; (2) payment is delayed at least five (5) years from the date such payment would have otherwise been paid; and (3) the election is made at least twelve (12) months before the first scheduled payment.

(d)(1) Upon termination of the Executive’s employment following the occurrence of both a Change in Control and the second trigger defined in (d)(2) below, the Executive shall be entitled to receive an amount equal to eighteen (18) months of Base Salary plus a bonus incentive equal to the target bonus set forth in the Executive’s bonus plan in effect as of the Termination Date as if such targets had been achieved. Subject to section 6(j) hereof, such Base Salary shall be paid in one lump sum within thirty (30) days following such termination. Subject to section 6(j) hereof, such bonus incentive amount shall be paid in one lump sum within thirty (30) days following such termination. Notwithstanding anything herein to the contrary, the Executive may irrevocably elect to change the lump sum form of payment of the Base Salary or bonus incentive amount to a installment form of payment (to be paid in twenty-four (24) substantially equal monthly installments beginning thirty (30) days after the Payment Trigger Date (as defined in (d)(2) hereof), provided that any installments designated hereunder are treated as a series of separate payments), provided that: (1) such election does not take effect until at least twelve (12) months after the date on which it is made; (2) payment is delayed at least five (5) years from the date such payment would have otherwise been paid; and (3) the election is made at least twelve (12) months before the first scheduled payment.

(2) The Payment Trigger Date will be governed by a standard “double trigger” mechanism and such date will be upon the occurrence of the second trigger (defined below), provided further that if such second trigger does not occur no cash payout shall be due hereunder. The first “trigger” is the “Change of Control” event and the “second trigger” is the earliest of the following:

(i) the Executive is not offered prior to the Change in Control, (1) a comparable executive position of the acquirer or of the division of the acquirer which assumes the business of the corporation after the Change in Control (comparable to be determined by the Executive in his reasonable discretion) and (2) a total compensation and benefits package substantially similar (and no less than) to that provided to the Executive under this Agreement; or

(ii) the Executive accepts an employment agreement discussed in (d)(2)(i) above and within twelve (12) months of the effectiveness of such agreement, is terminated without “just cause” (as defined in Section 6(a)(ii) above) or experiences a “constructive termination” which shall include any of the actions or omissions described in Section 6(a)(iii) above by the acquirer or division thereof.

(e) In addition, upon termination pursuant to subparagraph (iii) above, the Corporation shall provide continuation of health benefits for a period equal to (I) twelve (12) months from the Termination Date if termination was pursuant to subparagraph (iii)(A) or (B) or (II) eighteen (18) months from the Termination Date if termination was pursuant to subparagraph (iii)(C), each to the extent authorized by and consistent with 29 U.S.C. § 1161 et seq. (commonly known as “COBRA”), with the cost of the regular premium for such benefit shared in the same relative proportion by the Corporation and the Executive as in effect on the Termination Date. Notwithstanding the foregoing, nothing in this Section 6(e) shall be construed to affect the Executive’s right to receive COBRA continuation entirely at the Executive’s own cost to the extent that the Executive may continue to be entitled to COBRA continuation after the Executive’s right to cost sharing under this Section 6(e) ceases, provided further the continued health benefits provided hereunder shall supplement, and not in any manner be construed to replace or otherwise limit, the periods of COBRA continuation that the Executive would have otherwise been entitled to.

(f) Upon termination pursuant to subparagraph (iv) above, the Executive shall be entitled to receive an amount equal to twelve (12) months of Base Salary plus a bonus incentive equal to the target bonus set forth in the Executive’s bonus plan in effect as of the Termination Date as if such targets had been achieved. Subject to section 6(j) hereof, such Base Salary shall be paid in one lump sum within thirty (30) days following such termination. Subject to section 6(j) hereof, such bonus incentive amount shall be paid in one lump sum within thirty (30) days following such termination. Notwithstanding anything herein to the contrary, the Executive may irrevocably elect to change the lump sum form of payment of the Base Salary or bonus incentive amount to a installment form of payment (to be paid in twenty-four (24) substantially equal monthly installments beginning thirty (30) days after the Executive so terminates, provided that any installments designated hereunder are treated as a series of separate payments), provided that: (1) such election does not take effect until at least twelve (12) months after the date on which it is made; (2) payment is delayed at least five (5) years from the date such payment would have otherwise been paid; and (3) the election is made at least twelve (12) months before the first scheduled payment.

In addition, upon termination pursuant to subparagraph (iv) above, the Corporation shall provide continuation of health benefits for a period equal to the longer of (a) the remainder of the term of this Agreement, or (b) twelve (12) months from the Termination Date to the extent authorized by and consistent with 29 U.S.C. § 1161 et seq. (commonly known as “COBRA”), with the cost of the regular premium for such benefit shared in the same relative proportion by the Corporation and the Executive as in effect on the Termination Date. Notwithstanding the foregoing, nothing in this Section 6(f) shall be construed to affect the Executive’s right to receive COBRA continuation entirely at the Executive’s own cost to the extent that the Executive may continue to be entitled to COBRA continuation after the Executive’s right to cost sharing under this Section 6(f) ceases, provided further the continued health benefits provided hereunder shall supplement, and not in any manner be construed to replace or otherwise limit, the periods of COBRA continuation that the Executive would have otherwise been entitled to.

(g) For purposes of this Agreement, a “Change in Control of the Corporation” shall be deemed to have occurred upon any one of the following events provided that such occurrence also comports with the requirements for a change in control set forth in Treasury Regulation §1.409A-3(i)(5)(v):

(i)	The date on which shares of Common Stock are first purchased pursuant to a tender offer or exchange offer (other than such an offer by the Corporation, any Subsidiary, any employee benefit plan of the Corporation or of any Subsidiary or any entity holding shares or other securities of the Corporation for or pursuant to the terms of such plan), whether or not such offer is approved or opposed by the Corporation and regardless of the number of shares purchased pursuant to such offer;

(ii)	The date the Corporation acquires knowledge that any person or group deemed a person under Section 13(d)-3 of the Securities Exchange Act of 1934 (“Exchange Act”) (other than the Corporation, any Subsidiary, any employee benefit plan of the Corporation or of any Subsidiary or any entity holding shares of Common Stock or other securities of the Corporation for or pursuant to the terms of any such plan or any individual or entity or group or affiliate thereof which acquired its beneficial ownership interest prior to the date of this Agreement), in a transaction or series of transactions, has become the beneficial owner, directly or indirectly (with beneficial ownership determined as provided in Rule 13d-3, or any successor rule, under the Exchange Act), of securities of the Corporation entitling the person or group to 30% or more of all votes (without consideration of the rights of any class or stock to elect directors by a separate class vote) to which all stockholders of the Corporation would be entitled in the election of the Board of Directors were an election held on such date;

(iii)	The date, during any period of two consecutive years, when individuals who at the beginning of such period constitute the Board of Directors of the Corporation cease for any reason to constitute at least a majority thereof, unless the election, or the nomination for election by the stockholders of the Corporation, of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such period; and

(iv)	The date of approval by the stockholders of the Corporation of an agreement (a “reorganization agreement”) providing for:

(A)	The merger or consolidation of the Corporation with another corporation where the stockholders of the Corporation, immediately prior to the merger or consolidation, do not beneficially own, immediately after the merger or consolidation, shares of the corporation issuing cash or securities in the merger or consolidation entitling such stockholders to 65% or more of all votes (without consideration of the rights of any class of stock to elect directors by a separate class vote) to which all stockholders of such corporation would be entitled in the election of directors or where the members of the Board of Directors of the Corporation, immediately prior to the merger or consolidation, do not, immediately after the merger or consolidation, constitute a majority of the Board of Directors of the corporation issuing cash or securities in the merger or consolidation; or

(B)	The sale or other disposition of all or substantially all the assets of the Corporation.

(h) Adjustment. Anything in this Agreement to the contrary notwithstanding except for the limitation in the following paragraph, in the event it shall be determined that as a result of any payment or distribution by the Corporation to or for the benefit of the Executive whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (the “Payments”), the Executive would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code (the “Code”) or any interest or penalties are incurred by the Executive with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the “Excise Tax”), the Executive shall be entitled to receive an additional payment (a “Gross-Up Payment”) in an amount such that, after payment by the Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes and Excise Tax imposed upon the Gross-Up Payment, the Executive is in the same after-tax position as if no Excise Tax had been imposed upon the Executive with respect to the Payments, provided further that such Gross-Up Payment shall not exceed $500,000 under any circumstances, and provided, further that such Gross-Up Payment shall be made prior to April 15th of the calendar year following the year in which the Executive receives any payment or distribution from the Corporation which gives rise to a Gross-Up Payment.

Notwithstanding the above provisions of this Section (h), the Executive’s Payments, shall be reduced to an amount (not less than zero) which shall not cause any portion of the Payments to be subject to Excise Tax, provided that no such reduction shall be made if the Executive’s Payments, after the reduction and after the application of Federal income tax at the highest rate applicable to individual taxpayers, shall not be greater than the present value (determined in accordance with Section 280G of the Code) of the Payments and any applicable Gross-Up Payment before the reduction but after the application of (i) excise tax under Section 4999 of the Code and (ii) Federal income tax at the highest rate applicable to individual taxpayers.

(i) Cooperation: Pending Litigation

(i)	Upon the request of the Corporation, in connection with any suit, action, proceeding, arbitration or litigation involving the Corporation (a “Litigation”), which Litigation is directly or indirectly the result of an event, fact or occurrence existing, in whole or in part, prior to the Termination Date, Executive agrees to, at the expense of the Corporation, in connection with any such Litigation:

(A)	attend depositions, meetings, conferences or other scheduled proceedings related to the Litigation with a designated officer of the Corporation;

(B)	provide a written outline of any actions taken by Executive on behalf of the Corporation, or any information known to Executive; and

(C)	otherwise cooperate with the Corporation, counsel to the Corporation and with other parties or entities whom the Corporation shall reasonably request.

(ii)	Unless Executive and the Corporation agree otherwise, Executive shall not be required to engage or participate in any of the activities described in Section 6(i) of this Agreement for more than three (3) consecutive business days at a time, or more than six (6) business days per ninety (90) day period.

(j) SPECIFIED EMPLOYEE STATUS. Notwithstanding anything herein to the contrary, if the Executive is deemed a specified employee, as defined under §409A(a)(2)(B)(i) of the Internal Revenue Code of 1986, as amended, as of the date of his separation from service for any reason, then the payment dates hereunder shall be adjusted so that no payment of deferred compensation hereunder that is subject to §409A may be made before the expiration of six (6) months after the date of the Executive’s separation from service, or if earlier, the Executive’s death.”

3. Binding Nature of Agreement. This Amendment shall be binding upon and inure to the benefit of the Parties and their respective heirs, administrators, representatives, executors, successors and assigns.

4. Acknowledgments and Other Terms. Executive agrees that he has carefully read and understands all of the provisions of this Amendment, that he has been advised to consult with and has consulted with an attorney, and that he is voluntarily entering this Amendment. Executive further represents and acknowledges that in executing this Amendment, he is not relying and has not relied upon any representation or statement made by the Company with regard to the subject matter, basis or effect of this Amendment.

5. Interpretation. The language of all parts of this Amendment shall in all cases be construed as a whole, according to its fair meaning, and not strictly for or against any of the parties hereto. This Amendment shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision hereof shall be prohibited or invalid under any such law, such provision shall be ineffective to the extent of such prohibition or invalidity without invalidating or nullifying the remainder of such provision or any other provisions of this Amendment. The captions of the sections of this Amendment are for convenience of reference only, and in no way define, limit or affect the scope or substance of any section of this Amendment.

6. Counterparts. This Amendment may be executed in any number of counterparts and may be delivered by facsimile, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

7. Governing Law; Prevailing Party. To the extent not preempted by federal law, this Amendment shall take effect as an instrument under seal and shall be governed and construed in accordance with the laws of the Commonwealth of Massachusetts, without regard to its conflicts of laws principles. In the event either party hereto retains legal counsel in connection with the enforcement of its rights under this Amendment and the other party hereto is found by a court having competent jurisdiction to have breached its obligations hereunder, the prevailing party shall be entitled to recover all reasonable legal fees and related reasonable charges and disbursements incurred by it in connection with such enforcement action and any negotiations leading up to it.

IN WITNESS WHEREOF, the Parties hereto have executed this Amendment as an instrument under seal as of the Effective Date.

INDEVUS PHARMACEUTICALS, INC.

By:
Name:	Glenn L. Cooper
Title:	Chief Executive Officer

Michael W. Rogers